

                                                                                                               Exhibit 12


                                                   GREAT PLAINS ENERGY

                                    COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES


                                               Year to date
                                               September 30
                                                   2002        2001        2000       1999         1998           1997
                                                                              (Thousands)
Income (loss) before extraordinary
   item and cumulative effect of
   changes in accounting principles             $ 101,908   $ (40,043)  $ 128,631   $ 81,915     $ 120,722       $ 76,560
Add:
Equity investment losses                              880         376      19,441     24,951        11,683          2,748
Minority interests in subsidiaries                      -      (5,038)          -          1        (2,222)          (575)
   Income subtotal                                102,788     (44,705)    148,072    106,867       130,183         78,733

Add:
Taxes on income                                    38,571     (35,914)     53,166      3,180        32,800          8,079
Kansas City earnings tax                              441         583         421        602           864            392
   Total taxes on income                           39,012     (35,331)     53,587      3,782        33,664          8,471

Interest on value of leased
   property                                         5,229      10,679      11,806      8,577         8,482          8,309
Interest on long-term debt                         50,504      84,995      60,956     51,327        57,012         60,298
Interest on short-term debt                         5,229       9,915      11,537      4,362           295          1,382
Mandatorily redeemable Preferred
   Securities                                       9,337      12,450      12,450     12,450        12,450          8,853
Other interest expense
   and amortization                                 2,794       5,188       2,927      3,573         4,457          3,990

   Total fixed charges                             73,093     123,227      99,676     80,289        82,696         82,832

Earnings before taxes on
   income and fixed charges                       214,893      43,191     301,335    190,938       246,543        170,036

Ratio of earnings to fixed charges                   2.94          (a)       3.02       2.38          2.98           2.05


 (a) An $80.0 million deficiency in earnings caused the ratio of earnings to fixed charges to be less than one-to-one coverage. A $195.8 million net write-off before income taxes related to the bankruptcy filing of DTI was recorded in 2001.